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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ACCURIDE CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
004398103
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	004398103

1	NAMES OF REPORTING PERSONS: KKR 1996 GP L.L.C.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,850,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,850,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,850,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	23.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	004398103

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	KKR Associates 1996 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,850,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,850,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,850,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	23.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	004398103

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	KKR 1996 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,850,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,850,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,850,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	23.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	004398103

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Hubcap Acquisition L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,850,213

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		7,850,213

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,850,213

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	23.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Item 1.
     (a)      Name of Issuer:
          Accuride Corporation
     (b)      Address of Issuer’s Principal Executive Offices:
          37140 Office Circle
          Evansville, IN 47715
Item 2.
     (a)      Name of Persons Filing:
          KKR 1996 GP, L.L.C.
          KKR Associates 1996 L.P.
          KKR 1996 Fund L.P.
          Hubcap Acquisition L.L.C.
     (b)      Address of Principal Business Office:
          c/o Kohlberg Kravis Roberts & Co.
          9 West 57th Street
          New York, New York 10019
     (c)      Citizenship:
          See Item 4 of each cover page.
     (d)      Title of Class of Securities:
          Common Stock, par value $0.01 per share.
     (e)      CUSIP Number:
          004398103
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
          Not applicable
Item 4. Ownership.
     (a)      Amount Beneficially Owned
As of December 31, 2005, Hubcap Acquisition L.L.C., a Delaware limited liability company, was the record owner of 7,850,213 shares of common stock of Accuride Corporation. As the managing member of Hubcap Acquisition L.L.C., KKR 1996 Fund L.P. may be deemed to be the beneficial owner of the shares of common stock held by Hubcap Acquisition L.L.C. As the sole general partner of KKR 1996 Fund L.P., KKR Associates 1996 L.P. may be deemed to be the beneficial owner of the shares of common stock held by Hubcap Acquisition L.L.C. As the sole general partner of KKR Associates 1996 L.P., KKR 1996 GP L.L.C. also may be deemed to be the beneficial owner of the shares of common stock held by Hubcap Acquisition L.L.C. KKR 1996 GP L.L.C. is a Delaware limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Johannes Huth, Todd A. Fisher and Alexander Navab. Each of these individuals may be deemed to share beneficial ownership of any shares of common stock of Hubcap Acquisition L.L.C. that KKR 1996 GP L.L.C. may beneficially own or be deemed to beneficially own, but disclaim any such beneficial ownership.
(b)      Percent of Class:
     See Item 11 of each cover page.
(c)      Number of shares as to which such person has:
     (i)      Sole power to vote or direct the vote:
                    See Item 5 of each cover page.
     (ii)      Shared power to vote or to direct the vote:
                    See Item 6 of each cover page.
     (iii)      Sole power to dispose or to direct the disposition of:
                    See Item 7 of each cover page.
     (iv)      Shared power to dispose or to direct the disposition of:
                    See Item 8 of each cover page.
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.
Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
     See Item 4, above.
Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     Not applicable.
Item 8.      Identification and Classification of Members of the Group.
     Not applicable.

Item 9.      Notice of Dissolution of Group.
     Not applicable.
Item 10.      Certification.
     Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2006

KKR 1996 GP L.L.C.
By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for Henry R. Kravis, Managing Member

KKR Associates 1996 L.P. By: KKR 1996 GP L.L.C., general partner
By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for Henry R. Kravis, Managing Member

KKR 1996 Fund L.P. By: KKR Associates 1996 L.P., general partner By: KKR 1996 GP L.L.C., general partner
By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for Henry R. Kravis, Managing Member

Hubcap Acquisition L.L.C. By: KKR 1996 Fund L.P., managing member By: KKR Associates 1996 L.P., general partner By: KKR 1996 GP L.L.C., general partner
By:	/s/ Richard J. Kreider
	Name:	Richard J. Kreider
	Title:	Attorney-in-fact for Henry R. Kravis, Managing Member

EXHIBIT INDEX
Exhibit 1 — Joint Filing Agreement
Exhibit 2 — Power of Attorney